Nicholas-Applegate Fund, Inc.
For the semi-annual period June 30, 2009
File number 811-05019



	SUB-ITEM 77C
	Matters submitted to a vote of security holders


NICHOLAS-APPLEGATE FUND, INC.
Nicholas-Applegate Growth Equity Fund

      An adjourned Special Meeting of Shareholders was held on April 10, 2009. At such meeting the shareholders approved an agreement and plan of reorganization under which Nicholas-Applegate Fund will transfer all of its assets and liabilities will be assumed by Jennison Mid-Cap Growth fund, Inc. (Mid-Cap Growth Fund) in exchange for shares of Mid-Cap Growth Fund.

                SHARES VOTED      %OF VOTED    %OF TOTAL

FOR             3,712,162.07        87.81%      46.13%
AGAINST           156,022.01         3.69%       1.94%
ABSTAIN           186,899.65         4.42%       2.32%
UNINSTRUCTED      172,416.00         4.08%       2.14%
TOTAL           4,227,499.73       100.00%      52.53%